

July 2, 2013

Via Facsimile
Mr. Stephen A. Heit, President and Chief Financial Officer
CCA Industries, Inc.
200 Murray Hill Parkway
East Rutherford, NJ 07073

> **Re: CCA Industries, Inc.**
> **Form 10-K for the year ended November 30, 2012**
> **Filed February 28, 2013**
> **File No. 1-31643**

Dear Mr. Heit:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Business, page 1

1.   We note your disclosure on page 3 that "[e]ach of the Company's brand-name products is intended to attract a particular demographic segment of the consumer market, and the advertising campaigns are directed to the respective market-segments." In future filings please expand your disclosure to describe the demographic segments that your particular products are targeted towards as well as how your various advertising campaigns are directed to particular market-segments.

2.   We note your discussion of your various license agreements on page 4 under the section "License-Agreements Products." For each description of the license agreements, in future filings please include additional disclosure of the material terms of the license agreements, including whether the licenses are perpetual or have a fixed term. In addition, for those licenses where the royalty rates are reduced upon an aggregate total amount of royalties paid, please specify whether the total amount of royalties has been paid, thus allowing the reduced royalty percentage rate. For example, on the Solar Sense,

Inc. license agreement, you note that there is a required royalty on "5% on net sales of said licensed products until $1 million total royalties are paid, at which time the royalty rate will be reduced to 1% . . ." and that the "Company incurred royalties of $72,062 to Solar Sense, Inc. for the fiscal year ended November 30, 2012." In addition to noting the royalties paid in the last fiscal year, please also disclose the total royalties paid since the license agreement was first entered into. Alternatively, please disclose if or when the reduced royalty rate will be available to your company.

3.   We note your disclosure regarding competition on page 5 and that many of your competitors "have the broadest-based public recognition of their products and are significantly larger than us." In future filings please include a discussion of how you believe your business and your products compete favorably with your competition.

4.   In future filings, please include the disclosure set forth in Item 101(h)(4)(v) regarding sources and availability of raw materials and the names of principal suppliers.

5.   In future filings, please include the disclosure set forth in Item 101(h)(4)(xi) regarding costs and effects of compliance with environmental laws.

Signatures, page 51

6.   In future filings please identify your Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer or Controller. To the extent that David Edell serves as your Principal Executive Officer and Stephen A. Heit serves as your Principal Financial Officer and Principal Accounting Officer or Controller, please advise us of such and confirm that you will identify that person in their capacity as Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer or Controller on the signature page in future filings, as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Stephen A. Heit
CCA Industries, Inc.
July 2, 2013
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar at (202) 551-3787 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief